SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2011

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Resolution on Acquisition of Treasury Stock

1.	Estimated number of shares to be acquired: 1,400,000 shares (1.73% of total issued shares)

2.	Estimated aggregate acquisition price: KRW 201,600,000,000

3.	a. Scheduled acquisition period: July 21, 2011 – October 20, 2011

b. Expected holding period after acquisition: six months or more after acquisition

4.	Purpose of acquisition: Share value increase and share price stabilization

5.	Acquisition method : Direct acquisition from the open market

6.	Brokerage companies appointed for the acquisition:

•	Mirae Asset Securities, Hana Daetoo Securities, Korea Investment & Securities, SK Securities

7.	Number of treasury shares owned by SK Telecom before acquisition

•	Directly owned shares: 9,650,712 (Common stock, 11.95% of total shares issued)

•	Indirectly owned shares pursuant to trust agreements: None

8.	Date of resolution by the Board of Directors: July 19, 2011

•	Attendance of independent directors: Four attended and one absent (5 persons)

•	Attendance of audit committee members: Attended

9.	Other noteworthy matters

•

As for item 2 above, “Estimated aggregate acquisition price” is calculated by multiplying the closing price of SK Telecom’s common stock on the trading day immediately preceding the Board of Directors’ meeting (KRW 144,000) by the estimated number of shares to be acquired (1,400,000 shares).

•	Maximum number of shares that may be ordered for purchase in any one day is 140,000 shares.

ø Calculation basis: the lesser of (1) and (2) below.

(1) 1% of total issued shares: 807,457 shares

(2) the greater of (a) and (b) below: 140,000 shares

•	(a) 10% of the total number of shares to be acquired: 140,000 shares

•	(b) 25% of daily average trading volume of SK Telecom’s common stock during the one month period before the Board of Directors’ meeting: 74,432 shares

•

As for items above, acquisition of treasury stock is based on the number of shares to be acquired, and the fluctuation of stock price of SK Telecom may change the number of shares to be acquired and the aggregate acquisition price.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: July 21, 2011